UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
PolyOne Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PolyOne Corporation
33587 Walker Rd.
Avon Lake, Ohio 44012
REQUIRED INFORMATION
The following financial statements and supplemental schedule for the PolyOne Retirement Savings Plan, prepared in accordance with the financial reporting requirements of ERISA, are being filed herewith:

Page No.
(in this
Report)
Audited Financial Statements and Supplemental Schedule, December 31, 2009 and 2008 and Year ended December 31, 2009 with Report of Independent Registered Public Accounting Firm	1

The following exhibit is being filed herewith:

23.1 Consent of Ernst & Young LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010	POLYONE RETIREMENT SAVINGS PLAN By: PolyOne Corporation Retirement Plan Committee
	By:	/s/ Robert M. Patterson
Robert M. Patterson
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
PolyOne Retirement Savings Plan
December 31, 2009 and 2008 and Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

PolyOne Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The PolyOne Corporation
Retirement Plan Committee
We have audited the accompanying statements of net assets available for benefits of the PolyOne Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
June 29, 2010

PolyOne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets

Investments, at fair value	$299,019,498	$226,999,295

Net assets available for benefits, at fair value	299,019,498	226,999,295

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,003,949	8,485,454

Net assets available for benefits	$302,023,447	$235,484,749

PolyOne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2009
Additions
Investment income
Interest and brokerage income	$6,127,076
Dividends	3,569,857

9,696,933
Transfers from plan merger	4,329,749
Contributions
Participant	10,001,806
Employer	9,090,214
Rollover	1,106,963
Other	232,170

20,431,153
Net appreciation in fair value of investments	58,076,359

Total Additions	92,534,194

Deductions
Benefits paid directly to participants	25,641,950
Administrative expenses	324,627
Other	28,919

Total Deductions	25,995,496

Net increase	66,538,698

Net Assets Available for Benefits
Beginning of year	235,484,749

End of year	$302,023,447

PolyOne Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008 and
Year Ended December 31, 2009
1. Summary Description of the Plan
General
The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers all employees of the Company, other than leased employees, nonresident aliens, other employees regularly employed outside of the United States, and persons classified by the Company as anything other than employees (even if that classification is later changed). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by PolyOne Corporation (the Company and Plan Sponsor) and is administered by the PolyOne Corporation Retirement Plan Committee.
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 50% of eligible earnings. The Retirement Plan Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible compensation. For each payroll period, the Company intends to make a retirement contribution for each participant equal to 2% of eligible earnings. Both the employer matching contributions and the 2% retirement contributions follow the participants’ investment elections. In addition, the Company made additional contributions to certain eligible participants, as defined, equal to 1% to 4% of eligible compensation. These

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
additional contributions were eliminated as of March 20, 2009 in accordance with an amendment to the Plan approved on January 15, 2009.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the Code). Rollover contributions can be made only in cash to the Plan’s tax-deferred savings option.
Forfeiture accounts in the Plan total approximately $186,988 at December 31, 2009 and are held in the NYL Insurance Anchor Account I – Stable Value Fund (NYL Anchor). The balance in these accounts will be used to fund future Company contributions and Plan administrative expenses.
Vesting
Participant contributions and Company matching and discretionary contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.
Participant Loans
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding amounts relating to discretionary profit sharing contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. Interest is charged to the borrower at the trustee’s prime rate plus 1%. Payments on loans are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).
Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from their salary deferral and rollover account. Age-based in-service withdrawals are available from the participant’s vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of Company matching and discretionary contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
the joint annuitant for married participants if these options were available under their previous plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
Administrative expenses of the Plan are generally paid through the forfeiture account. Participants are charged investment management fees, which are allocated to participant accounts.
Plan Amendments
Effective January 1, 2009, as approved by the Compensation and Governance Committee of PolyOne Corporation, the DH Compounding Company Savings and Retirement Plan and Trust was merged with and into the Plan. As a result, $4,329,749 was transferred from the DH Compounding Company Savings and Retirement Plan and Trust to the Plan.
On January 15, 2009, the Plan was amended to eliminate additional Company contributions to certain eligible participants, as defined, equal to 1% to 4% of eligible compensation. These contributions were eliminated as of March 20, 2009.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. See Note 4 for further discussion and disclosures related to fair value measurements.
The NYL Anchor comprises 100% of the PolyOne Stable Value Fund at December 31, 2009 and 2008. The NYL Anchor is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value.
The contract value of the investment contracts at December 31, 2009 and 2008, was $62,582,281 and $63,229,912, respectively. There are no reserves against contract values for credit risk of contract issuer or otherwise.
The fair value of the investment contracts at December 31, 2009 and 2008, was $59,578,332 and $54,744,458, respectively. The net average yield was approximately 3.25% and 4.88% in 2009 and 2008. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero and was approximately 3.18% and 4.48% at December 31, 2009 and 2008, respectively.
In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 – Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 – Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g. interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Fair value is based on unobservable inputs for the assets or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk)
Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on security transactions are determined using the average cost method.
New Accounting Pronouncements
In April 2009, FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (codified as ASC 855), to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have any effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008
PolyOne Corporation Common Stock	$37,733,488	$17,418,363
NYL Insurance Anchor Account I	59,578,332	54,744,458
PIMCO Total Return Fund	26,767,067	21,923,802
Mainstay S & P 500 Index Fund	34,343,402	28,904,622
Growth Fund of America	28,002,848	20,941,155
Alliance Bernstein Balanced Shares	14,612,207	12,819,795
Euro Pacific Growth Fund	24,722,649	16,266,926
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and
Unrealized
Appreciation in Fair
Year Ended December 31, 2009	Value of Investments
Common Stock	$28,878,568
Stable Value Fund	5,481,505
Mutual Funds	32,523,259

$66,883,332

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within level 1 of the valuation hierarchy. The Stable Value Fund, which consists of an investment in the NYL Anchor, is not traded in an active market, is valued at the unit value of the fund and is classified within level 2 of the valuation hierarchy. Unit values are determined by dividing the net asset value (NAV) by the total number of units held by the plan at year end. The fair value of the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts.
NYL Anchor is a New York Life Insurance Company separate account invested in high-quality fixed-income securities. It seeks to maintain a return similar to a short-term bond fund with a risk profile similar to a money market fund and is designed for use as a stable value option in a defined contribution plan. NYL Anchor’s credit guidelines require that traditional investment contracts be rated at least AA. The account will maintain an average maturity between 2-3 years. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers the average yield to maturity, the crediting interest rate and the duration of the underlying portfolio securities. The key factors that impact the crediting rate interest rate are the timing and magnitude of the cash flows in and out of the separate account as well as prevailing market rates on fixed income assets available for investment. The average yield to maturity and crediting interest rate for that fund was approximately 3.34% and 3.18%, respectively, at December 31, 2009 and 5.17% and 4.48%, respectively, at December 31, 2008.
Traditional investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance or financial institution that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Traditional investment contracts are valued based on estimated fair value, computed using discounted cash flows.
Loans to participants are stated at their outstanding balance which approximates fair value and are classified within level 3 of the valuation hierarchy.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds
Domestic Funds (a)	$100,275,410			$100,275,410
Balanced Funds (b)	11,216,170			11,216,170
Other Funds (c)	67,204,417			67,204,417

Total Mutual Funds	178,695,997			178,695,997
Common Stock (d)	51,782,049			51,782,049
Stable Value Fund (e)		$59,578,332		59,578,332
Participant Loans			$8,963,120	8,963,120

Total assets at fair value	$230,478,046	$59,578,332	$8,963,120	$299,019,498

a.	This category includes six funds with investments focused on U.S. publicly-traded stocks. Four of the funds, representing 82% of the category, invest in large-cap stocks, while the remaining two funds invest in mid-cap and small-cap stocks.

b.	This category includes funds with investments in other mutual funds comprised of U.S. stocks, international stocks, U.S. bonds and short-term reserves according to an asset allocation strategy designed for investors planning to retire in or within a few years of the target date listed in the name of the fund.

c.	This category includes a fund investing in intermediate-term bonds, representing 40% of the category; a fund investing in large-cap international stocks, representing 37% percent of the category; a fund investing in a moderate allocation of large-cap stocks and intermediate-term bonds, representing 22% of the category; and a fund investing in short-term securities and cash equivalents.

d.	This category includes investments in PolyOne Corporation Stock, representing 73% of the category; investments in Dow Chemical Company Stock, representing 1% percent of the category; and investments in various stocks within individually managed brokerage accounts, representing 26% of the category.

e.	The Stable Value Fund investment policy is to provide a low risk, stable investment offering competitive yields by investing in high-quality fixed-income securities. The Fund’s credit guidelines require that traditional investment contracts be rated at least AA. The Trust will maintain an average maturity between 2-3 years.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
The following table is a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009:

Unrealized
gains/(losses)
			relating to loans	Purchases, sales,
	Balance,		still held at the	issuances and	Transfers in and/or
	beginning of year	Realized gains	reporting date	settlements (net)	out of Level 3	Balance, end of year

Participant Loans	$8,949,890	$—	$—	13,230	$—	$8,963,120
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$145,886,584			$145,886,584
PolyOne Common Stock	17,418,363			17,418,363
NYL Anchor		$54,744,458		54,744,458
Participant Loans			$8,949,890	8,949,890

Total assets at fair value	$163,304,947	$54,744,458	$8,949,890	$226,999,295

The following table is a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Unrealized
gains/(losses)
			relating to loans	Purchases, sales,
	Balance,		still held at the	issuances and	Transfers in and/or
	beginning of year	Realized gains	reporting date	settlements (net)	out of Level 3	Balance, end of year

Participant Loans	$9,147,023	$—	$—	(197,133)	$—	$8,949,890

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PolyOne Retirement Savings Plan
Notes to Financial Statements (continued)
6. Related Party Transactions
The Plan holds units of common/collective trust funds managed by New York Life Insurance Company, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated June 7, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
8. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$302,023,447	$235,484,749
Less:
Deemed distributions	(124,315)	(146,778)
Adjustment from fair value to contract value for fully benefit-responsive contracts	(3,003,949)	(8,485,454)

Net assets available for benefits per the Form 5500	$298,895,181	$226,852,517

Deemed distributions of participant loans are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan.
The accompanying financial statements in this Annual Report on Form 11-K are prepared using the accrual method of accounting. The Form 5500 is prepared using the cash basis of accounting. Therefore, deemed distributions represent a reconciling item.

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i)-Schedule of Assets
(Held at End of Year)
December 31, 2009

Identity of Issuer, Borrower,
Lessor or Similar Party	Description of Investment	Current Value

	PolyOne Stock Fund—
Mainstay Management	Mainstay Cash Reserves Fund I	$1,090,971
PolyOne Corporation *	Common stock: 5,051,337 shares	37,733,488
New York Life Insurance	Anchor Account I	59,578,332
Pacific Investment Management Company	PIMCO Total Return Fund: 2,478,432 units	26,767,067
AIM Advisors	Small Cap Growth Fund: 325,850 units	7,377,245
Capital Research & Management	American Funds—Euro Pacific Growth Fund: 645,837 units	24,722,649
	American Funds—Growth Fund of America Fund: 1,026,497 units	28,002,848
	American Funds—Washington Mutual Investors Fund: 350,598 units	8,635,226
Mainstay Management	Mainstay S&P 500 Index Fund: 1,337,881 units	34,343,402
	Mainstay MAP Fund: 405,505 units	11,309,526
Franklin Advisory Services	Franklin Balance Sheet Investment Fund: 248,353 units	10,607,163
Alliance Capital Management	Alliance Bernstein Balanced Shares: 1,083,992 units	14,612,207
T. Rowe Price Investment Services	T Rowe Price Retirement Income: 25,670 units	313,425
	T Rowe Price Retirement 2005: 5,340 units	55,745
	T Rowe Price Retirement 2010: 36,375 units	511,614
	T Rowe Price Retirement 2015: 78,009 units	832,358
	T Rowe Price Retirement 2020: 162,045 units	2,365,857
	T Rowe Price Retirement 2025: 230,601 units	2,446,680
	T Rowe Price Retirement 2030: 133,413 units	2,017,209
	T Rowe Price Retirement 2035: 114,459 units	1,218,993
	T Rowe Price Retirement 2040: 47,433 units	718,606
	T Rowe Price Retirement 2045: 18,990 units	191,800
	T Rowe Price Retirement 2050: 19,118 units	162,123
	T Rowe Price Retirement 2055: 45,556 units	381,760
	Dow Chemical Stock Fund—
Mainstay Management	Mainstay Cash Reserves Fund I	11,523
Dow Chemical Company	Common stock: 14,226 shares	393,064
Brokerage Account	Various investments	13,655,497
Participant loans*	At interest rates ranging from 4.25% to 10.5%	8,963,120

		$299,019,498

*	Indicates party-in-interest to the Plan.